EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2007

(In thousands)

Earnings
Net Income before minority interest	$47,792
Equity earnings	(6,286)
Income distribution from equity investees	4,441
Minority interest in pre-tax income	(5,116)
Amortization of capitalized interest	102
Interest capitalized	(3,949)
Federal and state income taxes	27,085
Fixed charges	21,102
Total Earnings as Defined	$85,171

Fixed Charges
Interest expense on long-term debt and other	$14,788
Interest on rentals*	1,004
Amortization of debt issuance costs	543
AFUDC borrowed funds	818
Capitalized interest	3,949
Total Fixed Charges	$21,102

Ratio of Earnings to Fixed Charges	4.04x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.